FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 October 2011

HSBC CAPITAL (USA) INC. MANAGEMENT TEAM TO FORM GRAYCLIFF PARTNERS

HSBC, through its wholly owned subsidiary HSBC Capital (USA) Inc. (HCUS), is to enter into investment advisory arrangements in relation to its existing private equity and mezzanine investment funds in the United States and Latin America with Graycliff Partners LP (Graycliff Partners), a new company formed by members of the current HCUS management team who will be leaving HSBC to establish Graycliff Partners.

Graycliff Partners will focus on private equity, mezzanine and real estate investments in the middle market of the United States and Latin America and will provide portfolio management services to HSBC in respect of assets amounting to approximately $1.1bn.

Completion of the investment advisory arrangements, which are expected to become effective in the fourth quarter of 2011, is conditional upon the regulatory registration of Graycliff Partners, among other matters.

Media enquiries to Jezz Farr on +44 (0) 20 7991 3124 or at jezz.farr@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 14 October, 2011